Exhibit 99.1

Mountain Province Diamonds Provides Gahcho Kué Project Update

Shares Issued and Outstanding: 77,361,057

TSX: MPV

NYSE AMEX: MDM

TORONTO AND NEW YORK, Dec. 13 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE AMEX: MDM) today announced that the Gahcho Kué JV partners, Mountain Province and De Beers Canada Inc., received the final Gahcho Kué definitive feasibility study at a JV meeting on December 8, 2010. The feasibility study is now the subject of a final review by the partners, which is expected to be completed by the end of the first quarter of 2011. Finalization of the detailed project execution plan is also currently underway.

Upon satisfactory completion of the review and the project execution plan, the partners expect to commence work on the plan and budget for the Gahcho Kué mine during the second quarter of 2011. The plan and budget will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review.

Mountain Province also confirmed that the Gahcho Kué Environmental Impact Assessment remains on track for filing with the Mackenzie Valley Environmental Review Board prior to year-end.

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About Mountain Province

Mountain Province is a 49% participant in the Gahcho Kué JV with De Beers Canada (51%). Located in Canada's Northwest Territories, the Gahcho Kué Project consists of a cluster of kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. Gahcho Kué is the world's largest and highest grade diamond development project. A recently completed independent 43-101 definitive feasibility study indicates that the Gahcho Kué project has an IRR of 33.9%.

Forward-Looking Statement

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.

Patrick Evans, President and CEO

Phone: (416) 361-3562

www.mountainprovince.com

E-mail:info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:37e 13-DEC-10